File No. 82-763

Date	4 July 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	3

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com


03024384



SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA refinance loans in the US market"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Carin Posse

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

File No. 82-163


SCA

SCA refinances loans in the US market

SCA has concluded a "144A transaction" in the US credit market. The loan totaling USD 450 million has a term of twelve years and is part of SCA's ongoing refinancing of maturing loans.

The loan is swapped to a floating interest rate corresponding to the reference rate of interest plus 0.48%. The borrowing margin is below an already attractive margin in the European Credit Market.

Stockholm, 4 July 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Carl-Axel Olson, Group Treasury. Phone +46 8 788 5131